SEC 1745 (6-01)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: October 31, 2002
SCHEDULE 13G	Estimated average burden hours per response. . 14.9

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Metawave Communications Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

591409 10 7

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 16

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sevin Rosen Fund IV L.P. (“SR IV”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
1,399,101 shares, except that SRB Associates IV L.P. (“SRB IV”), the general partner of SR IV, may be deemed to have sole power to vote these shares, and Jon W. Bayless (“Bayless”), Stephen M. Dow (“Dow”), John V. Jaggers (“Jaggers”), Charles H. Phipps (“Phipps”) and Jennifer Gill Roberts (“Roberts”), the general partners of SRB IV, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
1,399,101 shares, except that SRB Associates IV L.P. (“SRB IV”), the general partner of SR IV, may be deemed to have sole power to vote these shares, and Bayless,  Dow, Jaggers , Phipps and  Roberts, the general partners of SRB IV, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,399,101

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.7%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SRB Associates IV L.P. (“SRB IV”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
1,399,101 shares, all of which are directly owned by SR IV.  SRB IV, the general partner of SR IV, may be deemed to have sole power to vote these shares, and Bayless, Dow, Jaggers, Phipps and Roberts, the general partners of SRB IV, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
1,399,101 shares, all of which are directly owned by SR IV.  SRB IV, the general partner of SR IV, may be deemed to have sole power to vote these shares, and Bayless, Dow, Jaggers, Phipps and Roberts, the general partners of SRB IV, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,399,101

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.7%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sevin Rosen Fund V L.P. (“SR V”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
616,240 shares, except that SRB Associates V L.P. (“SRB V”), the general partner of SR V, may be deemed to have sole power to vote these shares, and Bayless, Domenik, Dow, Jaggers, Phipps  and Roberts, the general partners of SRB V, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
616,240 shares, except that SRB V, the general partner of SR V, may be deemed to have sole power to vote these shares, and Bayless Domenik, Dow, Jaggers, Phipps and Roberts, the general partners of SRB V, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 616,240

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.2%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sevin Rosen V Affiliates Fund L.P. (“SR V A”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
21,914 shares, except that SRB V, the general partner of SR V A, may be deemed to have sole power to vote these shares, and Bayless Domenik, Dow, Jaggers, Phipps and Roberts, the general partners of SRB V, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
21,914 shares, except that SRB V, the general partner of SR V A, may be deemed to have sole power to vote these shares, and Bayless Domenik, Dow, Jaggers, Phipps and Roberts, the general partners of SRB V, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,914

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SRB Associates V L.P. (“SRB V”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
638,154 shares, of which 616,240 are directly owned by SR V and 21,914 are directly owned by SR V A.  SRB V, the general partner of SR V and SR V A, may be deemed to have sole power to vote these shares, and Bayless, Domenik, Dow, Jaggers, Phipps and Roberts, the general partners of SRB V, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
638,154 shares, of which 616,240 are directly owned by SR V and 21,914 are directly owned by SR V A.  SRB V, the general partner of SR V and SR V A, may be deemed to have sole power to dispose of these shares, and Bayless, Domenik, Dow, Jaggers, Phipps and Roberts, the general partners of SRB V, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 922,512

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.2%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jon W. Bayless (“Bayless”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 26,673 shares.

6.

Shared Voting Power
2,043,851 shares, of which 1,399,101 are directly owned by SR IV, 616,240 are directly owned by SR V, 21,914 are directly owned by SR V A and 6,596 are directly owned by Sevin Rosen Bayless Management Company ("SRBMC").  Bayless is a general partner of SRB IV, the general partner of SR IV, and SRB V, the general partner of SR V and SR V A and a director of SRBMC, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 26,673 shares.

8.

Shared Dispositive Power
2,043,851 shares, of which 1,399,101 are directly owned by SR IV, 616,240 are directly owned by SR V, 21,914 are directly owned by SR V A and 6,596 are directly owned by Sevin Rosen Bayless Management Company ("SRBMC").  Bayless is a general partner of SRB IV, the general partner of SR IV, and SRB V, the general partner of SR V and SR V A and a director of SRBMC, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,070,524

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.0%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stephen L. Domenik (“Domenik”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,237 shares.

6.

Shared Voting Power
644,750 shares, of which 616,240 are directly owned by SR V, 21,914 are directly owned by SR V A and 6,596 are directly owned by SRBMC.  Domenik is a general partner of SRB V, the general partner of SR V and SR V A and a director of SRBMC, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 3,237 shares.

8.

Shared Dispositive Power
644,750 shares, of which 616,240 are directly owned by SR V, 21,914 are directly owned by SR V A and 6,596 are directly owned by SRBMC.  Domenik is a general partner of SRB V, the general partner of SR V and SR V A and a director of SRBMC, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 647,987

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.3%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stephen M. Dow (“Dow”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 26,673 shares.

6.

Shared Voting Power
2,043,851 shares, of which 1,399,101 are directly owned by SR IV, 616,240 are directly owned by SR V, 21,914 are directly owned by SR V A and 6,596 are directly owned by SRBMC.  Dow is a general partner of SRB IV, the general partner of SR IV, and SRB V, the general partner of SR V and SR V A and a director of SRBMC, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 26,673 shares.

8.

Shared Dispositive Power
2,043,851 shares, of which 1,399,101 are directly owned by SR IV, 616,240 are directly owned by SR V, 21,914 are directly owned by SR V A and 6,596 are directly owned by SRBMC.  Dow is a general partner of SRB IV, the general partner of SR IV, and SRB V, the general partner of SR V and SR V A and a director of SRBMC, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,070,524

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.0%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John V. Jaggers (“Jaggers”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 18,387 shares.

6.

Shared Voting Power
2,043,851 shares, of which 1,399,101 are directly owned by SR IV, 616,240 are directly owned by SR V, 21,914 are directly owned by SR V A and 6,596 are directly owned by SRBMC.  Jaggers is a general partner of SRB IV, the general partner of SR IV, and SRB V, the general partner of SR V and SR V A and a director of SRBMC, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 18,387 shares.

8.

Shared Dispositive Power
2,043,851 shares, of which 1,399,101 are directly owned by SR IV, 616,240 are directly owned by SR V, 21,914 are directly owned by SR V A and 6,596 are directly owned by SRBMC.  Jaggers is a general partner of SRB IV, the general partner of SR IV, and SRB V, the general partner of SR V and SR V A and a director of SRBMC, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,062,238

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.0%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Charles H. Phipps (“Phipps”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 21,805 shares.

6.

Shared Voting Power
2,043,851 shares, of which 1,399,101 are directly owned by SR IV, 616,240 are directly owned by SR V, 21,914 are directly owned by SR V A and 6,596 are directly owned by SRBMC.  Phipps is a general partner of SRB IV, the general partner of SR IV, and SRB V, the general partner of SR V and SR V A and a director of SRBMC, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 21,805 shares.

8.

Shared Dispositive Power
2,043,851 shares, of which 1,399,101 are directly owned by SR IV, 616,240 are directly owned by SR V, 21,914 are directly owned by SR V A and 6,596 are directly owned by SRBMC.  Phipps is a general partner of SRB IV, the general partner of SR IV, and SRB V, the general partner of SR V and SR V A and a director of SRBMC, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,065,656

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.0%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jennifer Gill Roberts (“Roberts”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 12,082 shares.

6.

Shared Voting Power
2,055,360 shares, of which 1,399,101 are directly owned by SR IV, 616,240 are directly owned by SR V, 21,914 are directly owned by SR V A, 6,596 are directly owned by SRBMC and 11,509 are directly owned by the Roberts Family Trust (“Roberts Trust”).  Roberts is a trustee of the Roberts Trust and a general partner of SRB IV, the general partner of SR IV, and SRB V, the general partner of SR V and SR V A and a director of SRBMC and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 12,082 shares.

8.

Shared Dispositive Power
2,055,360 shares, of which 1,399,101 are directly owned by SR IV, 616,240 are directly owned by SR V, 21,914 are directly owned by SR V A, 6,596 are directly owned by SRBMC and 11,509 are directly owned by the Roberts Trust.  Roberts is a trustee of the Roberts Trust and a general partner of SRB IV, the general partner of SR IV, and SRB V, the general partner of SR V and SR V A and a director of SRBMC and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,067,442

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.0%

12.	Type of Reporting Person (See Instructions) IN

This Statement amends the Statement on 13(G) filed by Sevin Rosen Fund IV L.P., a Delaware limited partnership; SRB Associates IV L.P., a Delaware limited partnership; Sevin Rosen Fund V L.P., a Delaware limited partnership; Sevin Rosen V Affiliates Fund L.P., a Delaware limited partnership; SRB Associates V L.P., a Delaware limited partnership; Jon W. Bayless; Stephen L. Domenik; Stephen M. Dow; John V. Jaggers; Charles H. Phipps; and Jennifer Gill Roberts.  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Item 4.	Ownership.
The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2001:
	(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
	(b)	Percent of class: See Row 11 of cover page for each Reporting Person.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote See Row 5 of cover page for each Reporting Person.
		(ii)	Shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.
		(iii)	Sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.
		(iv)	Shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:       ☒  Yes

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2002

SEVIN ROSEN FUND IV L.P.	/s/ John V. Jaggers
By SRB ASSOCIATES IV L.P.,	Signature
Its General Partner
John V. Jaggers
General Partner

SRB ASSOCIATES IV L.P.	/s/ John V. Jaggers
Signature

John V. Jaggers
General Partner

SEVIN ROSEN FUND V L.P.	/s/ John V. Jaggers
By SRB ASSOCIATES V L.P.,	Signature
Its General Partner
John V. Jaggers
General Partner

SEVIN ROSEN V AFFILIATES FUND L.P.	/s/ John V. Jaggers
By SRB ASSOCIATES V L.P.,	Signature
Its General Partner
John V. Jaggers
General Partner

SRB ASSOCIATES V L.P.	/s/ John V. Jaggers
Signature

John V. Jaggers
General Partner

JON W. BAYLESS	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

STEPHEN M. DOW	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

STEPHEN L. DOMENIK	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

JOHN V. JAGGERS	/s/ John V. Jaggers
Signature

CHARLES H. PHIPPS	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

JENNIFER GILL ROBERTS	/s/ John V. Jaggers
Signature

John V. Jaggers
Attorney-In-Fact

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page
Exhibit A: Agreement of Joint Filing	17

Exhibit B: Reference to John Jaggers as Attorney-In-Fact	18

EXHIBIT A

Agreement of Joint Filing

                The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Metawave Communications Corporation shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.

EXHIBIT B

REFERENCE TO JOHN JAGGERS AS ATTORNEY-IN-FACT

                John Jaggers has signed the enclosed documents as Attorney-In-Fact. Note that copies of the applicable Power of Attorneys are already on file with the appropriate agencies.